

June 26, 2023

Swee Guan Hoo
Chief Executive Officer
Energem Corp.
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

> **Re: Energem Corp.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed June 15, 2023**
> **File No. 333-268716**

Dear Swee Guan Hoo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023, letter.

Amendment No. 6 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 169

1. We note your response and the updated disclosure on page 169 in response to prior comment 5 and reissue. You state that in the event of cash shortfalls, you expect to "draw down approximately $7 million under the executed Standby Equity Purchase Agreement with YA II" to cover certain transaction expenses at the closing of the Business Combination. Please revise to more accurately describe your funding access under the agreement. In this regard, we note based on your disclosure on page 139 that the agreement does not appear to provide a credit facility on which you may draw down at the closing of the Business Combination, but rather grants you the right to issue and sell an

aggregate amount of up to $200 million of Combined Entity Ordinary Shares to YA II after the completion of the Business Combination, subject to certain limitations. In addition, as we previously requested, please tell us why you believe it is appropriate to present a pro forma negative cash balance, as opposed to a liability.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 170</u>

2.   Please revise to specify the rounding denomination used within the Pro Forma Balance Sheet. For example: "(in thousands)".

<u>Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended March 31, 2023, page 171</u>

3.   Graphjet's basic and diluted net loss per share presented in this table does not appear consistent with the amount presented on page F-35. Please advise or revise accordingly.

<u>Note 6 - Loss Per Share, page 174</u>

4.   We note your response and the updated disclosure on page 174 in response to prior comment 7 and reissue. It appears your basic and diluted EPS calculations include the potentially dilutive shares including the shares underlying your warrants and shares issuable under the equity incentive plan. Please tell us why you believe your calculation is appropriate given these shares are deemed anti-dilutive. Refer to ASC 260-10-45-17.

   You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Debbie Klis